Exhibit 99.4

Reconciliation with United States Generally Accepted Accounting Principles

ALGONQUIN POWER & UTILITIES CORP

For the year ended December 31, 2009 and 2008

ALGONQUIN POWER & UTILITIES CORP

Reconciliation with United States Generally Accepted Accounting Principles

(in thousands of Canadian dollars unless noted otherwise, except for per unit and per share amounts)

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street, Suite 4600	Internet	www.kpmg.ca
Toronto, Ontario M5H 2S5
Canada

AUDITORS’ REPORT ON RECONCILIATION WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

To the Board of Directors of Algonquin Power & Utilities Corp (formerly Algonquin Power Income Fund).

Under the date of March 23, 2010, we have reported on the consolidated balance sheets of Algonquin Power & Utilities Corp., (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, cash flows, deficit, comprehensive income/(loss) and accumulated other comprehensive income / (loss), for each of the years then ended, which are included in the Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we have audited the related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 23, 2010

ALGONQUIN POWER & UTILITIES CORP

Reconciliation with United States Generally Accepted Accounting Principles

(in thousands of Canadian dollars unless noted otherwise, except for per unit and per share amounts)

Algonquin Power & Utilities Corp (“APUC” or the “Company”) follows generally accepted accounting principles in Canada (Canadian GAAP), which differs in certain material respects from accounting principles in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP). The following information should be read in conjunction with the Company’s 2009 audited consolidated financial statements prepared in accordance with Canadian GAAP.

Reconciliation of net earnings under Canadian GAAP to U.S. GAAP

	Year ended December 31,
	2009	2008
		Restated (note 1(f))
Net earnings / (loss), Canadian GAAP	$31,257	$(19,038)
Adjustments, net of tax of $991 (2008 - $(510))	—	—
Convertible debentures (b), (d)	(1,850)	32
Non controlling interest (c)	2,251	(3,429)
Regulatory assets (f)	—	—
Deferred transaction costs (g)	(1,106)	—
Financial instruments (h)	—	2,432

Total adjustments	(705)	(965)

Net earnings / (loss), U.S. GAAP	30,552	(20,003)

Other comprehensive income/(loss), Canadian and U.S. GAAP	(27,270)	22,448
Total comprehensive income / (loss), U.S. GAAP	3,282	2,445

Basic net earnings / (loss) per share	$0.38	$(0.27)
Diluted net earnings / (loss) per share	$0.38	$(0.26)

The application of U.S. GAAP results in differences to the following balance sheet items:

	December 31, 2009		December 31, 2008
	Canadian GAAP	U.S. GAAP	Canadian GAAP Restated (note 1(f))	U.S. GAAP
Property, plant and equipment (f)	$749,350	$749,350	$805,350	$805,350
Other assets -regulatory assets (f)	1,713	1,713	1,053	1,053
Other assets -deferred transaction costs (g)	1,474	0	0	0
Deferred financing costs (b(iii)), (e)	200	6,001	243	4,667
Long-term liabilities (e)	244,772	244,970	296,825	297,089
Convertible debentures (b(iii) ), (e), (d)	173,257	185,600	140,427	144,964
Future income tax liability (i)	80,827	79,879	86,995	87,522
Derivative liabilities (h)	9,695	9,695	33,554	31,012
Non controlling interest (c)	0	0	12,548	0
Temporary equity (a), (c)	0	0	0	740,765
Additional paid-in-capital (b(ii) )	0	1,487	0	0
Shareholders’ capital (a), (b), (c), (d)	787,037	785,827	722,215	0
Deficit	(344,676)	(352,219)	(358,669)	(363,033)

Reconciliation of deficit under Canadian GAAP to U.S. GAAP

	As at December 31,
	2009	2008
		Restated (note 1(f))
Deficit, Canadian GAAP	$(344,676)	$(358,669)
Adjustments, net of tax
Convertible debentures (b), (d)	(1,883)	70
Non controlling interest (c)	(4,554)	(6,482)
Regulatory assets (f)	—	—
Deferred transaction costs (g)	(1,106)	—
Financial instruments (h)	—	2,048

Total adjustments	(7,543)	(4,364)

Deficit, U.S. GAAP	$(352,219)	$(363,033)

ALGONQUIN POWER & UTILITIES CORP

Reconciliation with United States Generally Accepted Accounting Principles

(in thousands of Canadian dollars unless noted otherwise, except for per unit and per share amounts)

1.	Description of significant differences

a)	Unit Exchange Offer

On October 27, 2009, Algonquin Power Income Fund (the “Fund”) completed a reverse take-over transaction (the “Transaction”) of Hydrogenics Corporation (“Hydrogenics”) which resulted in the Fund’s Unitholders becoming shareholders in Hydrogenics which was immediately renamed Algonquin Power & Utilities Corp. As a result, the Fund itself became a wholly owned subsidiary of APUC. For Canadian and U.S. GAAP purposes, APUC is considered a continuation of the Fund except for the legal capital of the Fund which is adjusted to reflect the legal capital of APUC.

Prior to the Transaction, the Fund’s trust units contained a redemption feature which was required for the Fund to retain its Canadian mutual fund trust status. For Canadian GAAP purposes, the Trust units were considered permanent equity and were presented as a component of Unitholders’ equity. Under U.S. GAAP, equity with a redemption feature is presented outside of permanent equity, as temporary equity between the liability and equity sections of the balance sheet. As such, in the prior year, the trust units of $721,736 were reclassed from permanent equity to temporary equity for U.S. GAAP purposes.

b)	CD Exchange Offer

Contemporaneously with the Unit Exchange Offer a convertible debenture exchange offer (the “CD Exchange Offer”) was made by APUC to debentureholders of the Fund.

(i)	Similar to Canadian GAAP, under U.S. GAAP the change in coupon rates and maturity terms of the convertible debentures under the CD Exchange Offer is considered to be a debt modification and not an extinguishment under accounting standards based on the Company’s evaluation of the changes in cash flows and fair value of the conversion options under the terms of the revised debt agreements. The consolidated balance sheet of APUC under Canadian GAAP reflects the convertible debentures at their original carrying values, net of an allocation of transaction costs of approximately $2,544 associated with the CD Exchange Offers. Under U.S. GAAP these transaction costs of $2,544 are expensed as incurred since the costs are paid to third parties and not the debtor. This results in a reduction of $53 effective interest on convertible debentures under U.S. GAAP in comparison to Canadian GAAP.

(ii)	The change in conversion price of the Series 1 and Series 2 convertible debentures under the CD Exchange Offer results in a fair value of the conversion feature of $1,179 and $308, respectively. Under U.S. GAAP, the combined fair value of the conversion feature of $1,487 is recorded as a discount on debt, with an offsetting entry to additional paid-in-capital. Under Canadian GAAP, the offsetting entry is recorded in equity. An adjustment of $1,487 reflects the reclassification of conversion feature recorded as equity under Canadian GAAP to additional paid-in capital under U.S. GAAP.

(iii)	Under U.S. GAAP the adjustment for the conversion of $21,209 of the Series 1 convertible debentures into common shares does not result in any Canadian GAAP difference.

However, under Canadian GAAP the pro rata share of existing deferred financing charges associated with the Series I debentures of $306 is recorded as a charge against equity upon conversion of $21,209 of debentures into common shares, with a corresponding adjustment to convertible debentures. Under U.S. GAAP, the same net amount is charged against equity however, the corresponding adjustment of $306 is made to deferred financing costs to reflect the different classification of deferred charges for Canadian and U.S. GAAP purposes.

ALGONQUIN POWER & UTILITIES CORP

Reconciliation with United States Generally Accepted Accounting Principles

(in thousands of Canadian dollars unless noted otherwise, except for per unit and per share amounts)

c)	Non controlling interest

Exchangeable units (“AirSource Exchangeable Units”) were issued by Algonquin (AirSource) Power LP (“Algonquin AirSource”), a subsidiary of the Fund, when Algonquin AirSource acquired AirSource Power Fund I LP on June 29, 2006. The AirSource Exchangeable Units entitled the holders to receive distributions which are equivalent to the Fund’s distributions, as long as the facility which was acquired upon acquisition of AirSource generated adequate cash flows.

Under Canadian GAAP the AirSource Exchangeable Units were recorded in the Company’s consolidated financial statements as “Non controlling interest”. The portion of income or loss attributable to this non controlling interest and distributions to holders of the exchangeable units are recorded as a reduction to the carrying amount of the non controlling interest. Under U.S. GAAP the AirSource Exchangeable Units are classified along with the Trust Units outside of permanent equity as temporary equity since they are able to be converted at the holder’s option to the Fund’s Trust Units. The temporary equity was initially recorded at an amount equal to the redemption value based on the terms of the AirSource Exchangeable Units. Any increase in the redemption value of the AirSource Exchangeable Units is recorded as an adjustment through deficit and any downward adjustment is restricted only to the extent of previously recorded increases in the carrying amount arising from such adjustments. No adjustment was required to the carrying amount of the AirSource Exchangeable Units in temporary equity. Under U.S. GAAP the proportion of income attributable to the AirSource Exchangeable Units non controlling interest of $2,251 in 2009 and proportion of loss attributable to the AirSource Exchangeable Units non controlling interest of $3,429 in 2008, respectively is recorded to deficit rather than through earnings and distributions to the AirSource Exchangeable Unit holders of $323 in 2009 and $2,399 in 2008 are recorded as a charge to deficit.

On December 31, 2009, all remaining Air Source units were converted to APUC shares. Under both Canadian and U.S. GAAP, when the AirSource Exchangeable Units are converted to shares, the non controlling interest (temporary equity under U.S. GAAP) on the consolidated balance sheet is reduced on a pro-rata basis together with a corresponding increase in shares. However, since the carrying amount of the non-controlling interest per Canadian GAAP differs from the carrying amount in temporary equity per U.S. GAAP, the amount transferred to shareholders’ capital differs by $4,554.

d)	Convertible debentures

Under Canadian GAAP, the fair value of the convertible debentures was bifurcated into equity (the conversion option) and debt whereas under U.S. GAAP, the convertible debentures do not have the features that would require bifurcation. Accordingly, an adjustment of $4,275 in relation to the Series 3 ($479 in relations to the Series 2 in 2008) reflects the reclassification of the value attributed to the equity components recorded under Canadian GAAP to convertible debentures in the consolidated balance sheet at December 31, 2009.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible debentures to the face value of the convertible debentures over the life of the instrument is charged to operations. Under U.S. GAAP, no such accretion is required if the conversion feature is not required to be bifurcated. This GAAP difference resulted in a reversal of accretion of $27 recorded under Canadian GAAP at December 31, 2009 ($32 in 2008).

e)	Financing costs

The Company records financing costs as a reduction to long-term liabilities and convertible debentures under Canadian GAAP. Under U.S. GAAP, such costs are presented in assets as deferred financing costs. Accordingly, the adjustment reflects a cumulative increase of $197 in long-term liabilities ($264 in 2008) and $5,604 ($4,160 in 2008) in convertible debentures with a corresponding increase in deferred financing costs of $5,801 ($4,424 in 2008).

ALGONQUIN POWER & UTILITIES CORP

Reconciliation with United States Generally Accepted Accounting Principles

(in thousands of Canadian dollars unless noted otherwise, except for per unit and per share amounts)

f)	Regulated Operations

The Company’s utility operations are subject to regulation by the public utility commissions of the states in which they operate. Under U.S. GAAP, the Fund’s utility operations follow the regulatory accounting principles prescribed under Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Effective October 1, 2009, APUC retrospectively adopted ASC 980 for Canadian GAAP, eliminating related GAAP differences.

g)	Business combinations

Under Canadian GAAP, the Company recorded $1,474 of deferred transaction costs in connection with future acquisitions. Under U.S. GAAP, the Company adopted ASC 805 Business combinations prospectively effective January 1, 2009 for business combinations with acquisition dates on or after January 1, 2009. Under U.S. GAAP, acquisition-related costs are expensed as incurred.

h)	Fair value measurement

Under U.S. GAAP, ASC 820 (“SFAS”) No. 157, Fair Value Measurements, establishes a definition and a framework for measuring fair value, expands disclosures about fair value measurements, and provides guidance on how to measure fair value by providing a fair value hierarchy to classify the source of fair value information. The standard also clarifies that the credit risk of counterparties should be taken into account in determining the fair value. Under Canadian GAAP, the Company adopted EIC 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, effective January 1, 2009. Under U.S GAAP, ASC 820 is required to be adopted effective January 1, 2008. The adjustment of $3,002 reflects the change in credit risk on derivative financial instruments of the Company for the year ended December 31, 2008.

i)	Income taxes

The adjustments reflect the future tax impact of the above U.S. GAAP adjustments.

j)	Cash flow statement

The consolidated cash flow statement prepared in accordance with Canadian GAAP presents substantially the same information that is required under U.S. GAAP with the exception of deferred transaction costs in connection with future acquisitions of $1,474 as described in note g) which under U.S. GAAP is classified as cash used in operating activities unlike in Canadian GAAP where it is classified as investing activity.

k)	Recently issued accounting pronouncements not yet adopted

Revenue recognition:

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The ASU eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU 2009-13 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect adoption of ASU 2009-13 to have a material impact on the Company’s consolidated financial statements.